Exhibit 21
Lime Energy Co.
Subsidiary Companies

STATE OF
SUBSIDIARY	ORGANIZATION	ASSUMED NAMES
Applied Energy Management, Inc.	Massachusetts

Applied Energy Management Energy Consulting, LLC	North Carolina

Applied Energy Management Lighting, LLC	Massachusetts

Kapadia Energy Services, Inc.	Delaware	Lime Energy

Landmark Service Company, LLC	North Carolina

Landmark Services Company of Florida, LLC	Florida

Landmark Services Company of Georgia, LLC	Georgia

Landmark Services Company of North Carolina, LLC	North Carolina

Landmark Services Company of California, Inc.	California

Landmark Electrical & Mechanical Services, LLC	New York

Lime Energy Co. New York, Inc	Delaware

Lime Finance, Inc.	Delaware

Lime Midwest, Inc.	Illinois

Maximum Performance Group, Inc.	Delaware	Lime Energy
Delaware MPG Corp.

Parke Acquisition, LLC	California	Lime Energy

PLI Acquisition, Corp.	Washington	Lime Energy

Texas Energy Products, Inc.	Delaware	Lime Energy

Lime Merger Sub Co.	Delaware